Exhibit 99.1

AYR Wellness Provides Update on Extension of the Limited Waiver Agreement with Senior Noteholders

MIAMI, July 11, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announces that it has entered into an additional amendment to its previously disclosed Limited Waiver Agreement with the holders of a majority of its senior secured notes (the “Majority Holders”). This latest amendment extends the temporary waiver period to July 18, 2025, providing the Company with additional time and flexibility to continue ongoing negotiations with its senior lenders and to further pursue strategic options to strengthen its capital structure.

As previously disclosed, under the Limited Waiver Agreement, the Majority Holders have provided a waiver of certain events of default related to the Company’s delay in filing its interim financial statements for the quarter ended March 31, 2025, as well as specific payment defaults that may occur under AYR’s other outstanding indebtedness. This waiver temporarily restrains the Majority Holders from exercising their default-related rights and remedies with respect to those specified defaults, subject to the terms and conditions in the agreement.

The extension to July 18, 2025, does not constitute a permanent waiver of any existing defaults or any rights under the governing documents. Rather, it allows for continued dialogue and exploration of potential strategies to address the Company’s financial obligations. AYR remains committed to working collaboratively with its senior lenders and other stakeholders to review and assess all available strategic alternatives.

The Company continues to operate its business in the ordinary course and expects to continue evaluating growth opportunities in key markets.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s ongoing discussions with holders of its senior notes, the exploration of capital structure alternatives, the extension of the Limited Waiver Agreement the review and assessment of other strategic alternatives, and the Company continuing to operate its business in the ordinary course while evaluating growth opportunities. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397